EXHIBIT 99.8

Seabridge Gold Inc.

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

August 10, 2009

ITEM 3.	NEWS RELEASE

Issued August 12, 2009 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced that it had entered into an agreement with Max Minerals Ltd. to purchase title to 22 mineral claims totaling 8,975 hectares (approximately 22,160 acres) immediately adjacent to its 100% owned KSM project located in British Columbia, Canada. On closing of the transaction, which is expected to occur within 30 days, Seabridge will pay Max C$1.0 million in cash, issue Max 75,000 common shares of Seabridge and grant Max a 2.5% net smelter royalty (“NSR”) on the claims being purchased. The purchased claims are also subject to a 2% NSR in favour of the original owner of the claims under which Seabridge would be required to pay 10 annual advance royalty payments of C$100,000 each, ending in 2018, which amounts would be credited against any payments due under the 2% NSR. Closing of the transaction is subject to regulatory approval.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Rudi Fronk
Telephone: (416) 367-9292

ITEM 9.	DATED at Toronto, Ontario, this 19th day of August, 2009.

Seabridge Gold Inc.

APPENDIX A
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	August 12, 2009

Seabridge Gold Expands Land Position at KSM Project

Toronto, Canada – Seabridge Gold announced today that it has entered into an agreement with Max Minerals Ltd. to purchase title to 22 mineral claims totaling 8,975 hectares (approximately 22,160 acres) immediately adjacent to its 100% owned KSM project located in British Columbia, Canada. On closing of the transaction, which is expected to occur within 30 days, Seabridge will pay Max C$1.0 million in cash, issue Max 75,000 common shares of Seabridge and grant Max a 2.5% net smelter royalty (“NSR”) on the claims being purchased. The purchased claims are also subject to a 2% NSR in favour of the original owner of the claims under which Seabridge would be required to pay 10 annual advance royalty payments of C$100,000 each, ending in 2018, which amounts would be credited against any payments due under the 2% NSR. Closing of the transaction is subject to regulatory approval.

Seabridge President and CEO Rudi Fronk said this transaction “is an important step toward the development of the KSM project. The added claims significantly increase our land position, adding prospective ground for additional exploration, needed room for waste rock storage and project infrastructure and securing mineral rights to a part of the proposed tunnel route between the planned mining and milling facilities.”

The KSM project is one of the world’s largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news releases dated March 11, 2009 and March 25, 2009 for details).

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Zone	Measured Mineral Resources					Indicated Mineral Resources
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
Mitchell	579,300	0.66	12,292	0.18	2,298	930,600	0.62	18,550	0.18	3,692
Sulphurets	No measured resources					87,300	0.72	2,021	0.27	520
Kerr	No measured resources					225,300	0.23	1,666	0.41	2,036
Total	579,300	0.66	12,292	0.18	2,298	1,243,200	0.56	22,237	0.23	6,248

Zone	Measured plus Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
Mitchell	1,509,900	0.64	30,842	0.18	5,990	514,900	0.51	8,442	0.14	1,589
Sulphurets	87,300	0.72	2,021	0.27	520	160,900	0.63	3,259	0.17	603
Kerr	225,300	0.23	1,666	0.41	2,036	69,900	0.18	405	0.39	601
Total	1,822,500	0.59	34,529	0.21	8,546	745,700	0.50	12,106	0.17	2,793

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation’s Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
“Rudi Fronk”
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292 ●  Fax: (416) 367-2711
Email:  info@seabridgegold.net

For Seabridge Gold investor relations needs, investors can visit the Seabridge Gold IR Hub at http://www.agoracom.com/ir/seabridge where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to sea@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.